Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 22, 2003

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                This Report on Form 6-K contains a press release issued by Vodafone Group Plc on May 21, 2003, entitled “Vodafone Announces Compulsory Acquisition of Remaining Minority Interests in Telecel”.

2003/023

21 May 2003

VODAFONE ANNOUNCES COMPULSORY ACQUISITION OF REMAINING MINORITY
INTERESTS IN TELECEL

Vodafone Group Plc (‘Vodafone’) today announces the compulsory acquisition of the outstanding shares in Vodafone Telecel-Comunicações Pessoais, S.A. (‘Telecel’) that it does not already own, further to its public offer for Telecel.  The compulsory acquisition was registered by the CMVM (the Portuguese Securities Market Commission) yesterday and becomes effective upon the publication of the announcement of the registration in Portugal.  The compulsory acquisition will also result in the de-listing of the Telecel shares from any regulated market of the Euronext Lisbon.

The consideration in respect of the Telecel shares subject to the compulsory acquisition is EUR 8.50 in cash per Telecel share, being the consideration offered by Vodafone in its public offer for Telecel, the outcome of which was announced on 1 April 2003.

As a result of the compulsory acquisition, Vodafone will own, directly and indirectly, 100% of the share capital and the total voting rights in Telecel.

- ends -

For further information:

Vodafone Group
Tim Brown, Group Corporate Affairs Director
Tel:  +44 (0) 1635 673310

Investor Relations
Melissa Stimpson
Darren Jones
Tel:  +44 (0) 1635 673310

Media Relations
Bobby Leach
Ben Padovan
Tel:  +44 (0) 1635 673310

Goldman Sachs International
Simon Dingemans
Tel:  +44 (0) 20 7774 1000

More/...

Tavistock Communications

Lulu Bridges

Tel:  +44 (0) 20 7600 2288

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 22, 2003	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary